Exhibit 99.2

TRANSLATION

June 15, 2018

To whom it may concern

FRONTEO, Inc.
Representative: Masahiro Morimoto, Chief Executive Officer and President
(Tokyo Stock Exchange Company Code: 2158)
(Ticker Symbol: FTEO, NASDAQ)
Contact: Tomohiro Uesugi, CFO/CAO
Telephone: +81-3-5463-6344

Notice of Reschedule of 15th General Meeting of Shareholders and Proposal of the Adjourned Meeting of the 15th General Meeting of Shareholders

FRONTEO Inc. announces a decision made during its board meeting on June 15, 2018 to reschedule its 15th General Meeting of Shareholders (the “General Meeting”) which was originally scheduled on June 28, 2018 and to hold the adjourned meeting of General Meeting.

1.              Reschedule of 15th General Meeting of Shareholders

(1)         Reason for change

Due to Rescheduling of the audit

(2)         Changes made to Summary of Consolidated Financial Results for the Year Ended March 31, 2018 (corresponding is underlined)

(Original)

Scheduled date of Ordinary General Meeting of Shareholders:  June 28, 2018

(After changes)

Scheduled date of Ordinary General Meeting of Shareholders:  June 30, 2018

2.              Proposal of the Adjourned Meeting of the 15th General Meeting of Shareholders

At the 15th General Meeting of Shareholders scheduled on June 30, 2018 (the “General Meeting”), the Company had planned to report the following items included in the meeting agenda to its shareholders:

• Details of the Business Report, Consolidated Financial Statements, and Audit Reports by the Independent Auditor and Audit and Supervisory Board on the audit results of the Consolidated Financial Statements for the fiscal year ended March 31, 2018; and

• Details of the Nonconsolidated Financial Statements for the fiscal year ended March 31, 2018.

However, the Company’s U.S. subsidiary will need additional time in order to respond to audit procedures by the independent auditor, and as a result, the audit has not been completed as of the time of printing the Convocation Notice of the 15th General Meeting of Shareholders, and accordingly, the Company is not able to provide its shareholders with the “Business Report,” “Consolidated Financial Statements,” “Nonconsolidated Financial Statements,” “Audit Report on the Consolidated Financial Statements,” “Audit Report on the Nonconsolidated Financial Statements,” and “Audit Report of the Board of Statutory Auditors” that were to be attached to the Convocation Notice (the “Documents”).

The cause of the delay in the audit of the Company’s U.S. subsidiary does not relate to any incorrect accounting treatment due to fraud or other irregularities, but is the result of the required expansion of the audit scope due to significant deficiencies in the U.S. subsidiary’s internal controls, which continue from the last fiscal year that need to be disclosed. The Company, as an entity listed on the NASDAQ in the U.S. and on the MOTHERS of the Tokyo Stock Exchange, is currently making its utmost efforts to complete the audit in close cooperation with the Company’s U.S. subsidiary and the independent auditor. The Company will also immediately improve control of the management of the U.S. subsidiary to prevent a recurrence of the matter above. The Company asks the stakeholders to accept its sincere apology for all the concerns and inconvenience this may have caused.

Due to these circumstances, the Company has decided that it will not be possible to report the financial results for the fiscal year ended March 31, 2018 at the General Meeting and the Company is proposing to shareholders that an adjourned meeting of the General Meeting (the “Adjourned Meeting”) be held, at which time the financial results for the fiscal year ended March 31, 2018 will be reported, and to leave it to the Company’s Board of Directors to decide about the time and place of the Adjourned Meeting at the General Meeting. If the proposal above is approved at the General Meeting, and as soon as the necessary procedures are completed, the Company will disclose to shareholders the time and place of the Adjourned Meeting and convene the Adjourned Meeting.

The Documents will be enclosed with the Convocation Notice of the Adjourned Meeting. Also, because the Adjourned Meeting is part of General Meeting, shareholders’ ability to exercise their voting rights at the Adjourned Meeting will be the same as shareholders who can exercise their voting rights at General Meeting.

Again, the Company sincerely apologizes for all the concerns and inconvenience that may have been caused to all the stakeholders, including shareholders, investors and others.